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hc2.com

HC2 – HC2 Diversified Holdings Company

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ir.hc2.com › investor-relations

HC2 Holdings, Inc: Investor Overview | Investor Relations

The Investor Relations website contains information about **HC2** Holdings, Inc's business for stockholders, potential investors, and financial analysts.

HC2 Holdings

Telecommunications company

hc2.com

HC2 Holdings Inc., formerly known as Primus Telecommunications Group, Inc., is a public financial services company. The company was renamed HC2 Holdings, Inc in April 2014 after HRG Group Inc. acquired a 40.5% stake in the company, changing HC2's Stock Market ticker on the NYSE to HCHC. Wikipedia